[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
November 15, 2016

BY HAND AND BY EDGAR

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	BeyondSpring Inc. Draft Registration Statement on Form F-1 Submitted October 25, 2016 CIK No. 0001677940

Dear Ms. Hayes:

On behalf of BeyondSpring Inc., a Cayman Islands company (the “Company”), we file herewith a revised copy of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated November 10, 2016 (the “Comment Letter”).

The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Business

Plinabulin for Chemotherapy-induced Neutropenia, page 85

1.	We note your disclosure that you received feedback on your proposed trials from the FDA. Please revise your disclosure to describe the feedback.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that, in September 2016, the Company received feedback from the FDA with respect to Plinabulin’ s broad indication of prevention of severe, grade 4 neutropenia induced by myelosuppresive chemotherapy and the design of the Phase 2/3 neutropenia prevention studies. The Company respectfully advises the Staff that it is customary for a company to have discussion with the FDA, and the description in the Revised Registration Statement under the same heading of the Company’s design of the two Phase 2/3 neutropenia trials reflects the implementation of the feedback from the FDA on the Company’s trial design, which is the aspect that is material to investors and typically described. The Company has also revised its disclosure on page 86 of the Revised Registration Statement to clarify that the description of the two Phase 2/3 neutropenia trials reflects the implementation of the feedback received from the FDA.

Underwriting, page 153

2.
We note your disclosure on page 154 that your ordinary shares have been approved for listing on the Nasdaq Global Market under the symbol “BYSI.” We also note that you state elsewhere in the prospectus that you have applied to list your ordinary shares on the Nasdaq Global Market. Please reconcile these two statements.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 156 of the Revised Registration Statement to reconcile these two statements.

Very truly yours,

/s/ Andrea L. Nicolas, Esq.

cc:	Christina M. Thomas
Vanessa Robertson
Angela Connell
Irene Paik
Christina Thomas
Securities and Exchange Commission

Richard Brand
BeyondSpring Inc.
28 Liberty Street, 39th Floor
Edwin O’Connor
Goodwin Procter LLP